FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 3, 2005, Series 2005-NC2	**333-113636**

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: ______________________________
Name: Baron Silverstein
Title: Vice President

Dated: May 4, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$692,559,000 (Approximate)

Carrington Mortgage Loan Trust, Series 2005-NC2
Asset-Backed Pass-Through Certificates

CCM
Carrington Capital Management

Stanwich Asset Acceptance Company, L.L.C.
Seller

New Century Mortgage Corporation
Originator and Servicer

Bear Stearns Asset Backed Securities I LLC
Depositor

April 19, 2005 (Revised on April 20, 2005)

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns, and/or individuals thereof, may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Approximately $692,559,000
Carrington Mortgage Loan Trust, Series 2005-NC2
Asset Backed Pass-Through Certificates

Bear Stearns Asset Backed Securities I LLC
Depositor
New Century Mortgage Corporation
Originator and Servicer
Stanwich Asset Acceptance Company, L.L.C.
Seller

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1) and (2)

Offered Certificates	Original Principal Balance(1)	Coupon	Average Life to call (years)(2)(3)	Principal Window to call (months)	Initial Credit Enhancement Percentage	Final Scheduled Distribution Date	Expected Ratings (S&P/Fitch/ Mdy's)
Class A-1	$270,165,000	(4)(5)	1.00	1-21	22.85%	[9/25/25]	AAA / AAA / Aaa
Class A-2	$250,452,000	(4)(5)	2.59	21-72	22.85%	[1/25/34]	AAA / AAA / Aaa
Class A-3	$ 43,297,000	(4)(5)	6.30	72-75	22.85%	[6/25/35]	AAA / AAA / Aaa
Class M-1	$ 28,141,000	(4)(5)	4.98	49-75	19.00%	[6/25/35]	AA+ / AA+ / Aa1
Class M-2	$ 25,583,000	(4)(5)	4.74	45-75	15.50%	[6/25/35]	AA / AA / Aa2
Class M-3	$ 15,350,000	(4)(5)	4.62	44-75	13.40%	[6/25/35]	AA / AA / Aa3
Class M-4	$ 26,679,000	(4)(5)	4.53	41-75	9.75%	[6/25/35]	A+ / A / A2
Class M-5	$ 12,060,000	(4)(5)	4.47	40-75	8.10%	[6/25/35]	A / A- / A3
Class M-6	$ 10,964,000	(4)(5)	4.44	39-75	6.60%	[6/25/35]	A- / BBB+ / Baa1
Class M-7	$ 9,868,000	(4)(5)	4.41	39-75	5.25%	[6/25/35]	BBB+ / BBB / Baa2
Total Offered Certificates:	$692,559,000						
Class M-8	$ 8,771,000	(4)(5)	4.39	38-75	4.05%	[6/25/35]	BBB / BBB / Baa3
Class M-9	$ 8,040,000	(4)(5)	4.38	38-75	2.95%	[6/25/35]	BBB- / BB+ / Ba1
Total Non-Offered Certificates:	$ 16,811,000						
Total Certificates:	$709,370,000						

Notes:

(1) Certificate sizes are subject to change (+/- 5%).
(2) Certificates are priced to the 10% optional clean-up call.
(3) Calculated based on the Pricing Speed: 5.0% CPR in month 1, building to 25% by month 11; 27.0% CPR for months 12-23; 60.0% CPR for months 24-27; 30.0% CPR for months 28 and thereafter.
(4) One-Month LIBOR plus the related margin.
(5) The margin on the Class A Certificates will double and the margin on the Class M Certificates will increase by a multiple of 1.5 after the Optional Termination Date.

Transaction Overview

Issuer:	Carrington Mortgage Loan Trust, Series 2005-NC2.
Depositor:	Bear Stearns Asset Backed Securities I LLC.
Seller:	Stanwich Asset Acceptance Company, L.L.C.
Originator and Servicer:	New Century Mortgage Corporation.
Trustee:	Deutsche Bank National Trust Company.
Underwriter:	Bear Stearns & Co. Inc.
Co-Managers:	Citigroup Global Markets Inc.
Offered Certificates:	Approximately $563,914,000 senior floating-rate certificates consisting of the Class A-1 Certificates, Class A-2 Certificates and Class A-3 Certificates, (together the "Class A Certificates") and approximately $145,456,000 mezzanine floating rate certificates consisting of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together the "Class M Certificates" or the "Mezzanine Certificates"). The Class A Certificates and the Class M Certificates (other than the Class M-8 and Class M-9 Certificates) are referred to herein as the "Offered Certificates". The Offered Certificates are backed by adjustable-rate, interest-only, first lien, closed-end, subprime, mortgage loans (the "Mortgage Loans"). The Class M-8 and Class M-9 Certificates will be offered privately pursuant to Rule 144A.
Non-Offered Certificates:	Class CE, Class P and Class R.
Mortgage Loans:	As of May 1, 2005, the Mortgage Loans will consist of approximately 2,559 adjustable-rate, first lien, closed-end, subprime mortgage loans, with an unpaid principal balance of approximately $730,931,601.
Expected Pricing Date:	On or about April 20, 2005.
Closing Date:	On or about May 4, 2005.
Cut-off Date:	May 1, 2005.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in June 2005.
Record Date:	The business day immediately preceding each Distribution Date.
Delay Days:	Zero days on all Offered Certificates.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.

Interest Accrual Period:	The Interest Accrual Period for any Distribution Date and the Class A Certificates and Mezzanine Certificates is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first Distribution Date, commencing on the Closing date, and ending on the day preceding the Distribution Date. All distributions of interest on the Class A Certificates and Mezzanine Certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.
ERISA Considerations:	Subject to the considerations in the Prospectus Supplement, it is expected that the Offered Certificates will be eligible for purchase by certain ERISA plans as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
Legal Investment:	The Class A, Class M-1, Class M-2 and Class M-3 Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). The Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates will not constitute "mortgage related securities" for the purposes of SMMEA.
Tax Status:	For federal income tax purposes, the Offered Certificates will represent ownership of REMIC regular interests and ownership interests in the interest rate cap agreement.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Termination:	At its option, the majority holder of the Class CE Certificates (unless such holder is the Seller or an affiliate of the Seller), in accordance with the terms of the Pooling and Servicing Agreement, may purchase all of the Mortgage Loans, together with any properties in respect of such Mortgage Loans acquired on behalf of the trust, and thereby effect termination and early retirement of the certificates, after the aggregate principal balance of the Mortgage Loans, and properties acquired in respect of such Mortgage Loans, has been reduced to less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.
Administrative Fee Rates:	The "Servicing Fee", calculated at the "Servicing Fee Rate" of [0.500]% per annum, and the "Trustee Fee" calculated at the "Trustee Fee Rate" of [0.003]% per annum. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances:	The Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	The Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Credit Enhancement

Credit Enhancement:	1. Excess Spread 2. Overcollateralization 3. Subordination
Overcollateralization Amount:	The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over (b) the sum of the aggregate Certificate Principal Balance of the Class A Certificates, the Mezzanine Certificates and the Class P Certificates (after taking into account the distributions of principal to be made on such Distribution Date).
Overcollateralization Target Amount:	The Overcollateralization Target Amount with respect to any Distribution Date is (i) prior to the Stepdown Date, an amount equal to approximately 2.95% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (a) approximately 5.90% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the Overcollateralization Floor Amount; or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.
Overcollateralization Floor Amount:	An amount equal to approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount with respect to any Distribution Date equals the lesser of (a) the Net Monthly Excess Cashflow for such Distribution Date and (b) the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such Distribution Date has been distributed).
Stepdown Date:	The later to occur of (x) the Distribution Date occurring in June 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately 45.70%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class of Offered Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Credit Enhancement Percentage

Class	Initial	Targeted On and After Stepdown Date
A	22.85%	45.70%
M-1	19.00%	38.00%
M-2	15.50%	31.00%
M-3	13.40%	26.80%
M-4	9.75%	19.50%
M-5	8.10%	16.20%
M-6	6.60%	13.20%
M-7	5.25%	10.50%
M-8	4.05%	8.10%
M-9	2.95%	5.90%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated for a Distribution Date, when (i) the percentage obtained by dividing (x) the aggregate principal balance of (A) Mortgage Loans delinquent 60 days or more, (B) Mortgage Loans in foreclosure, (C) REO properties and (D) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds (ii) [34.00]% of the then current Credit Enhancement Percentage for the prior Distribution Date.

Cumulative Loss Test: The Cumulative Loss Test is violated for a Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received since the Cut-off Date through the last day of the related prepayment period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
June 2008 through May 2009	[3.50]%
June 2009 through May 2010	[5.25]%
June 2010 through May 2011	[6.75]%
June 2011 and thereafter	[7.25]%

Distribution of Interest

Interest Distribution Priority:

On each Distribution Date, funds received with respect to interest will be distributed in the following order of priority:

1) To the Servicer and Trustee, the Administrative Fee;
2) To the holders of each class of Class A Certificates, on a pro rata basis based on the entitlement of each such class, the Senior Interest Distribution Amount allocable to such class of the Class A Certificates; and
3) Sequentially to the holders of the Class M-1, M-2, M-3, M-4, M-5, M-6, M-7, M-8 and M-9 Certificates in that order, the Interest Distribution Amount allocable to each such class.

Principal Waterfall Prior to Stepdown Date or if a Trigger Event is in Effect

Principal Distribution Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amount will be distributed in the following order of priority:

1) To the holders of the Class A Certificates sequentially until the Certificate Principal Balances of each of the Class A certificates has been reduced to zero;
2) Sequentially, to the holders of the Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

Principal Waterfall On or After Stepdown Date and when No Trigger Event is in Effect

Principal Distribution Priority:

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amount shall be distributed in the following order of priority:

1) To the holders of the Class A Certificates, up to an amount equal to the Class A Principal Distribution Amount, sequentially until the aggregate Certificate Principal Balances of each of the Class A Certificates has been reduced to zero;
2) Sequentially, to the holders of the Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates, in that order, the related Class Principal Distribution Amount until the Certificate Principal Balance of each such class has been reduced to zero.

Excess Cashflow Waterfall

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be paid as follows:

1) To the holders of the class or classes of Class A Certificates and Mezzanine Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the Principal Distribution Amount;
2) Sequentially to the Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates in that order, in each case up to the related Interest Carry Forward Amount related to such certificates for such Distribution Date;
3) Sequentially to the Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates in that order, in each case up to related Allocated Realized Loss Amount for such class of certificates for such Distribution Date;
4) To the reserve account, for distribution to the holders of the Class A Certificates and Mezzanine Certificates, the aggregate amount of any Net WAC Rate Carryover Amounts for such classes, after taking into account amounts, if any, received under the cap contracts;
5) To the holders of the Class CE Certificates as provided in the Pooling and Servicing Agreement;
6) To the holders of the Residual Certificates, any remaining amounts.

Definitions

Available Distribution Amount:

The Available Distribution Amount for any Distribution Date is equal to the sum, net of amounts reimbursable therefrom and payable to the servicer or the trustee, of an amount equal to the sum of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date, after deduction of the servicing fee and the trustee fee; (ii) unscheduled payments in respect of the mortgage loans, including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the mortgage loans occurring during the related Prepayment Period; (iii) all payments of Compensating Interest made by the servicer with respect to the mortgage loans; and (iv) all Advances with respect to the mortgage loans received for the Distribution Date.

Expense Adjusted Mortgage Rate:

The Expense Adjusted Mortgage Rate for any Mortgage Loan and any Distribution Date will be a per annum rate equal to the then applicable mortgage rate for such Mortgage Loan as of the first day of the related Due Period minus the sum of the Servicing Fee Rate and the Trustee Fee Rate.

Net WAC Pass-Through Rate:

The Net WAC Pass-Through Rate for any Distribution Date and the Class A Certificates and Mezzanine Certificates is a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

Pass-Through Rates:	The Certificate Rate on any Distribution Date for each class of Offered Certificates will equal the lesser of: 1) One-Month LIBOR plus the related certificate margin; and 2) The Maximum Cap Rate.
Interest Carry Forward Amount:	The Interest Carry Forward Amount with respect to any class of Class A Certificates and Mezzanine Certificates and any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on the certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to that class certificates remaining unpaid from the previous Distribution Date, plus interest accrued thereon at the related pass-through rate on the certificates for the most recently ended Interest Accrual Period. The Interest Carry Forward Amount with respect to each class of Class A Certificates, if any, is distributed as part of the Senior Interest Distribution Amount on each Distribution Date. The Interest Carry Forward Amount with respect to each class of Mezzanine Certificates, if any, may be carried forward to succeeding Distribution Dates and, subject to available funds.
Interest Distribution Amount:	The Interest Distribution Amount for the Class A Certificates and Mezzanine Certificates for any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, reduced (to not less than zero) by the allocable share, if any, for that class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the servicer or excess interest and shortfalls resulting from the application of the Relief Act.
Net WAC Rate Carryover Amount:	For any Distribution Date and any Class A Certificates or Mezzanine Certificates, an amount equal to the sum of (i) the excess of (x) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Pass-Through Rate, over (y) the amount of interest such class of Certificates accrued for such Distribution Date at the Net WAC Pass-Through Rate, (ii) the undistributed portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate, without giving effect to the Net WAC Pass-Through Rate. The ratings on each class of Certificates do not address the likelihood of the Distribution of any Net WAC Pass-Through Rate Carryover Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is adjustable, and most of the adjustable-rate mortgage loans will adjust based on six-month LIBOR after an initial period of two or three years following the date of origination, and the Pass-Through Rates on the Class A Certificates and Mezzanine Certificates are based on one-month LIBOR, the application of the Net WAC Pass-Through Rate could result in shortfalls of interest otherwise payable on those certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward and will be distributed from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

The Class A Certificates and Mezzanine Certificates will benefit from two interest rate caps pledged to the Trust to mitigate Basis Risk Shortfalls. The notional schedule for the interest rate caps is available at the end of the term sheet.

Net Monthly Excess Cash Flow:

The Net Monthly Excess Cashflow for any Distribution Date is equal to the excess of (i) the Available Distribution Amount for the related Distribution Date over (ii) the sum for the related Distribution Date of the aggregate of (a) the Interest Distribution Amount distributable to the holders of the Class A Certificates and the Mezzanine Certificates and (b) the Principal Remittance Amount.

Principal Distribution Amount:

The Principal Distribution Amount for any Distribution Date will be an amount, not less than zero, equal to the *sum* of (i) the principal portion of all scheduled monthly distributions on the Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period net of reimbursements, including reimbursements to the Trustee and the Servicer, to the extent applied as recoveries of principal on the Mortgage Loans, and (iv) the amount of any Overcollateralization Increase Amount for such Distribution Date.

Principal Remittance Amount:

The Principal Remittance Amount for any Distribution Date is the sum of the amounts described in clauses (i) through (iii) of the definition of Principal Distribution Amount.

Senior Principal Distribution Amount:

The Senior Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 54.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the Overcollateralization Floor Amount.

Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the distribution of the Senior Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 62.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the Overcollateralization Floor Amount.

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 69.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the Overcollateralization Floor Amount.

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, and Class M-2 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 73.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the Overcollateralization Floor Amount.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 80.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the Overcollateralization Floor Amount.

Class M-5 Principal Distribution Amount: The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 83.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the Overcollateralization Floor Amount.

Class M-6 Principal Distribution Amount: The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 86.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the Overcollateralization Floor Amount.

Class M-7 Principal Distribution Amount: The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the Overcollateralization Floor Amount.

Class M-8 Principal Distribution Amount:	The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount and Class M-7 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the Overcollateralization Floor Amount.
Class M-9 Principal Distribution Amount:	The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution , Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount and Class M-8 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the Overcollateralization Floor Amount.

Net WAC Cap*

MONTH	Static Indices (%)	MONTH	Static Indices (%)	MONTH	Static Indices (%)
1	6.03	26	7.32	51	8.36
2	6.03	27	7.08	52	8.36
3	5.84	28	7.99	53	8.63
4	5.84	29	8.26	54	8.36
5	6.03	30	7.99	55	8.63
6	5.84	31	8.26	56	8.36
7	6.03	32	7.99	57	8.36
8	5.84	33	7.99	58	9.25
9	5.84	34	8.66	59	8.36
10	6.46	35	8.20	60	8.63
11	5.84	36	8.47	61	8.36
12	6.03	37	8.20	62	8.63
13	5.84	38	8.47	63	8.36
14	6.03	39	8.20	64	8.36
15	5.84	40	8.29	65	8.63
16	5.84	41	8.63	66	8.36
17	6.03	42	8.36	67	8.63
18	5.84	43	8.63	68	8.36
19	6.03	44	8.36	69	8.36
20	5.84	45	8.36	70	9.25
21	5.84	46	9.25	71	8.36
22	7.84	47	8.36	72	8.63
23	7.08	48	8.63	73	8.36
24	7.31	49	8.36	74	8.63
25	7.08	50	8.63	75	8.36

* Assumptions:
(1) 10% Optional Cleanup Call
(2) Based On Pricing Prepayment Assumption

Class A Certificates
Available Funds Cap*
(100% PPC; Actual/360)

MONTH	Spot Index Values	Index Values At 20%	MONTH	Spot Index Values	Index Values At 20%	MONTH	Spot Index Values	Index Values At 20%
1	7.82	14.11	26	14.65	16.99	51	18.12	26.66
2	7.84	11.47	27	14.63	16.97	52	17.58	26.11
3	7.61	11.24	28	17.07	18.87	53	17.62	26.38
4	7.65	11.28	29	18.28	20.12	54	16.54	24.78
5	7.94	11.57	30	18.38	20.22	55	16.58	24.84
6	7.73	11.36	31	19.78	21.68	56	15.56	23.33
7	8.03	11.66	32	20.00	21.91	57	15.39	22.97
8	7.83	11.46	33	20.96	22.91	58	17.04	25.59
9	7.90	11.53	34	23.92	28.95	59	15.39	23.23
10	8.83	12.46	35	23.94	28.81	60	15.90	24.00
11	8.05	11.68	36	26.29	31.60	61	15.39	23.23
12	8.40	12.03	37	27.21	32.38	62	15.90	24.00
13	8.22	11.85	38	27.27	32.47	63	15.39	23.23
14	8.58	12.21	39	25.60	30.49	64	15.39	23.23
15	8.40	12.03	40	25.13	33.69	65	15.90	24.00
16	8.50	12.13	41	25.37	34.06	66	15.39	23.23
17	8.89	12.52	42	23.82	31.99	67	15.90	24.00
18	8.72	12.35	43	23.88	32.08	68	15.39	23.23
19	9.13	12.76	44	22.42	30.12	69	15.39	23.23
20	8.95	12.58	45	21.75	29.23	70	17.04	25.72
21	9.08	12.71	46	23.36	34.03	71	15.39	23.23
22	12.73	15.08	47	20.46	30.06	72	15.90	24.00
23	12.10	14.45	48	20.51	30.15	73	15.39	23.23
24	13.26	15.61	49	19.26	28.31	74	15.90	24.00
25	13.72	16.07	50	19.30	28.39	75	15.39	23.23

* For each period, (a) the interest received from the mortgage loans and Class A cap contract (net of any servicing fees) divided by (b) the aggregate principal balance of the Class A Certificates multiplied by a fraction equal to 360 divided by the actual number of days in the related Interest Accrual Period.

Class M Certificates
Available Funds Cap*
(100% PPC; Actual/360)

Month	Spot Index Values	Index Values At 20%	Month	Spot Index Values	Index Values At 20%	Month	Spot Index Values	Index Values At 20%
1	30.31	37.80	26	16.78	19.81	51	17.41	25.50
2	30.02	34.34	27	15.76	18.79	52	17.94	26.51
3	28.72	33.04	28	17.25	19.74	53	19.15	28.49
4	28.34	32.66	29	17.29	19.78	54	19.17	28.51
5	28.84	33.16	30	16.24	18.68	55	20.55	30.53
6	27.42	31.74	31	16.28	18.73	56	20.68	30.70
7	27.79	32.11	32	15.28	17.69	57	20.99	31.34
8	26.32	30.64	33	14.83	17.22	58	23.24	34.91
9	25.70	30.02	34	15.60	19.71	59	20.99	31.69
10	27.72	32.04	35	14.32	18.06	60	21.69	32.75
11	24.39	28.71	36	14.35	18.10	61	20.99	31.69
12	24.55	28.87	37	13.48	16.08	62	21.69	32.75
13	23.14	27.46	38	13.51	16.12	63	20.99	31.69
14	23.30	27.62	39	13.21	15.76	64	20.99	31.69
15	21.96	26.28	40	13.58	18.23	65	21.69	32.75
16	21.39	25.71	41	14.37	19.32	66	20.99	31.69
17	21.53	25.85	42	14.16	19.03	67	21.69	32.75
18	20.30	24.62	43	14.90	20.03	68	20.99	31.69
19	20.43	24.75	44	14.70	19.76	69	20.99	31.69
20	19.26	23.58	45	15.01	20.16	70	23.24	35.09
21	18.76	23.08	46	16.98	24.72	71	20.99	31.69
22	23.41	26.45	47	15.69	23.01	72	21.69	32.75
23	19.58	22.62	48	16.60	24.34	73	20.99	31.69
24	18.73	21.77	49	16.48	24.15	74	21.69	32.75
25	16.79	19.83	50	17.49	25.62	75	20.99	31.69

* For each period, (a) the interest received from the mortgage loans and Class M cap contract (net of any servicing fees) divided by (b) the aggregate principal balance of the Class M Certificates multiplied by a fraction equal to 360 divided by the actual number of days in the related Interest Accrual Period.

Excess Spread Before Losses*

MONTH	Spot Index Values	Forward Index Values	MONTH	Spot Index Values	Forward Index Values	MONTH	Spot Index Values	Forward Index Values
1	0.19	0.19	**26**	3.86	2.71	**51**	5.04	4.71
2	2.66	2.50	**27**	3.74	2.55	**52**	5.04	4.76
3	2.55	2.29	**28**	4.68	3.80	**53**	5.16	4.92
4	2.55	2.20	**29**	4.79	3.95	**54**	5.04	4.75
5	2.66	2.23	**30**	4.68	3.78	**55**	5.16	4.91
6	2.55	2.01	**31**	4.79	3.93	**56**	5.05	4.74
7	2.65	2.05	**32**	4.67	3.77	**57**	5.05	4.73
8	2.54	1.87	**33**	4.67	3.75	**58**	5.40	5.28
9	2.54	1.84	**34**	5.01	4.71	**59**	5.05	4.77
10	2.87	2.22	**35**	4.88	4.48	**60**	5.16	4.92
11	2.53	1.79	**36**	4.99	4.62	**61**	5.05	4.75
12	2.64	1.88	**37**	4.87	4.45	**62**	5.16	4.90
13	2.52	1.71	**38**	4.88	4.44	**63**	5.04	4.72
14	2.63	1.80	**39**	4.79	4.29	**64**	5.04	4.77
15	2.52	1.61	**40**	4.92	4.51	**65**	5.16	4.93
16	2.51	1.56	**41**	5.12	4.77	**66**	5.04	4.75
17	2.62	1.65	**42**	5.01	4.60	**67**	5.15	4.91
18	2.50	1.47	**43**	5.13	4.75	**68**	5.04	4.74
19	2.61	1.57	**44**	5.02	4.59	**69**	5.04	4.73
20	2.50	1.39	**45**	5.02	4.58	**70**	5.38	5.27
21	2.49	1.37	**46**	5.37	5.20	**71**	5.03	4.76
22	4.11	3.05	**47**	5.03	4.74	**72**	5.15	4.92
23	3.76	2.58	**48**	5.15	4.90	**73**	5.03	4.74
24	3.87	2.72	**49**	5.03	4.73	**74**	5.15	4.90
25	3.75	2.56	**50**	5.15	4.88	**75**	5.03	4.73

*For each period, (a) the interest received from the mortgage loans (net of any servicing fees) less any interest paid to the Class A and M Certificates for such Distribution Date based on related Pass-Through Rate divided by (b) the mortgage balance multiplied by 12.

Assumptions:

- Run at pricing prepayment assumption
- Excess (30/360)
- Static Indices: 1mL = [3.14] %; 6mL = [3.52]%
- Forward 1mL used for Certificates, 6mL used for collateral
- 10% optional clean-up call

Corridor Schedule
Class A Certificates

Period	Effective Notional Schedule ($)	Ceiling (%)	Strike (%)
1	563,914,000.00	9.50	5.87
2	556,934,243.47	9.50	5.87
3	548,667,286.48	9.50	5.87
4	539,126,979.33	9.50	5.87
5	528,334,950.05	9.50	5.87
6	516,319,754.33	9.50	5.87
7	503,116,880.29	9.50	5.87
8	488,768,695.05	9.50	5.87
9	473,324,330.92	9.50	5.87
10	456,839,509.54	9.50	5.87
11	440,690,955.04	9.50	5.87
12	424,960,405.61	9.50	5.87
13	409,637,041.19	9.50	5.87
14	394,710,321.80	9.50	5.87
15	380,169,980.30	9.50	5.87
16	366,006,015.29	9.50	5.87
17	352,208,684.29	9.50	5.87
18	338,768,496.96	9.50	5.87
19	325,676,208.66	9.50	5.87
20	312,922,814.03	9.50	5.87
21	300,499,540.80	9.50	5.87
22	267,564,760.69	9.50	7.15
23	235,368,908.46	9.50	7.15
24	205,556,599.96	9.50	7.15
25	177,951,486.59	9.50	7.15
26	166,606,350.42	9.50	7.16
27	156,630,472.88	9.50	7.16
28	146,951,433.65	9.50	8.42
29	137,607,596.68	9.50	8.42
30	128,540,621.89	9.50	8.42
31	119,742,331.53	9.50	8.42
32	111,204,788.85	9.50	8.42
33	102,920,291.00	9.50	8.42
34	94,881,362.16	9.50	9.11
35	87,079,390.09	9.50	9.21
36	79,508,716.15	9.50	9.21

Corridor Schedule
Mezzanine Certificates

Period	Effective Notional Schedule ($)	Ceiling (%)	Strike (%)
1	145,456,000.00	9.50	5.18
2	145,456,000.00	9.50	5.18
3	145,456,000.00	9.50	5.18
4	145,456,000.00	9.50	5.18
5	145,456,000.00	9.50	5.18
6	145,456,000.00	9.50	5.18
7	145,456,000.00	9.50	5.18
8	145,456,000.00	9.50	5.18
9	145,456,000.00	9.50	5.18
10	145,456,000.00	9.50	5.18
11	145,456,000.00	9.50	5.18
12	145,456,000.00	9.50	5.18
13	145,456,000.00	9.50	5.18
14	145,456,000.00	9.50	5.18
15	145,456,000.00	9.50	5.18
16	145,456,000.00	9.50	5.18
17	145,456,000.00	9.50	5.18
18	145,456,000.00	9.50	5.18
19	145,456,000.00	9.50	5.18
20	145,456,000.00	9.50	5.18
21	145,456,000.00	9.50	5.18
22	145,456,000.00	9.50	6.46
23	145,456,000.00	9.50	6.46
24	145,456,000.00	9.50	6.46
25	145,456,000.00	9.50	6.46
26	145,456,000.00	9.50	6.47
27	145,456,000.00	9.50	6.47
28	145,456,000.00	9.50	7.73
29	145,456,000.00	9.50	7.73
30	145,456,000.00	9.50	7.73
31	145,456,000.00	9.50	7.73
32	145,456,000.00	9.50	7.73
33	145,456,000.00	9.50	7.73
34	145,456,000.00	9.50	8.42
35	145,456,000.00	9.50	8.52
36	145,456,000.00	9.50	8.52

Prepayment Sensitivity

Class A-1 (to call / to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	13.69	1.60	1.22	**1.00**	0.84	0.73
Modified Duration (years)	10.59	1.52	1.17	**0.97**	0.81	0.71
First Principal Payment	6/25/05	6/25/05	6/25/05	**6/25/05**	6/25/05	6/25/05
Last Principal Payment	9/25/25	3/25/08	4/25/07	**2/25/07**	10/25/06	7/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	244	34	23	**21**	17	14
Illustrative Yield @ Par (30/360)	3.33%	3.33%	3.33%	**3.33%**	3.33%	3.33%

Class A-2 (to call / to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	24.48	6.01	3.91	**2.59**	1.93	1.71
Modified Duration (years)	16.27	5.25	3.56	**2.43**	1.84	1.64
First Principal Payment	9/25/25	3/25/08	4/25/07	**2/25/07**	10/25/06	7/25/06
Last Principal Payment	1/25/34	2/25/18	10/25/13	**5/25/11**	11/25/07	4/25/07
Principal Lockout (months)	243	33	22	**20**	16	13
Principal Window (months)	101	120	79	**52**	14	10
Illustrative Yield @ Par (30/360)	3.45%	3.45%	3.45%	**3.45%**	3.45%	3.46%

Class A-3 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	28.80	13.21	8.79	**6.30**	2.75	2.04
Modified Duration (years)	17.82	10.40	7.44	**5.56**	2.58	1.94
First Principal Payment	1/25/34	2/25/18	10/25/13	**5/25/11**	11/25/07	4/25/07
Last Principal Payment	2/25/34	7/25/18	2/25/14	**8/25/11**	4/25/08	5/25/07
Principal Lockout (months)	343	152	100	**71**	29	22
Principal Window (months)	2	6	5	**4**	6	2
Illustrative Yield @ Par (30/360)	3.55%	3.55%	3.55%	**3.55%**	3.55%	3.54%

Class A-3 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	29.28	17.32	11.85	**8.61**	2.75	2.04
Modified Duration (years)	17.99	12.65	9.44	**7.25**	2.58	1.94
First Principal Payment	1/25/34	2/25/18	10/25/13	**5/25/11**	11/25/07	4/25/07
Last Principal Payment	2/25/35	3/25/31	8/25/24	**8/25/19**	4/25/08	5/25/07
Principal Lockout (months)	343	152	100	**71**	29	22
Principal Window (months)	14	158	131	**100**	6	2
Illustrative Yield @ Par (30/360)	3.55%	3.61%	3.62%	**3.63%**	3.55%	3.54%

Prepayment Sensitivity

Class M-1 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.72	8.77	5.82	**4.98**	4.27	2.21
Modified Duration (years)	16.79	7.26	5.10	**4.47**	3.88	2.09
First Principal Payment	6/25/28	7/25/09	8/25/08	**6/25/09**	4/25/08	5/25/07
Last Principal Payment	2/25/34	7/25/18	2/25/14	**8/25/11**	1/25/10	9/25/07
Principal Lockout (months)	276	49	38	**48**	34	23
Principal Window (months)	69	109	67	**27**	22	5
Illustrative Yield @ Par (30/360)	3.67%	3.67%	3.67%	**3.67%**	3.67%	3.67%

Class M-1 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.82	9.63	6.45	**5.45**	6.73	2.21
Modified Duration (years)	16.82	7.73	5.51	**4.82**	5.78	2.09
First Principal Payment	6/25/28	7/25/09	8/25/08	**6/25/09**	4/25/08	5/25/07
Last Principal Payment	1/25/35	9/25/28	1/25/22	**7/25/17**	3/25/16	9/25/07
Principal Lockout (months)	276	49	38	**48**	34	23
Principal Window (months)	80	231	162	**98**	96	5
Illustrative Yield @ Par (30/360)	3.67%	3.68%	3.69%	**3.69%**	3.75%	3.67%

Class M-2 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.72	8.77	5.81	**4.74**	4.73	2.53
Modified Duration (years)	16.73	7.25	5.08	**4.26**	4.27	2.38
First Principal Payment	6/25/28	7/25/09	8/25/08	**2/25/09**	1/25/10	9/25/07
Last Principal Payment	2/25/34	7/25/18	2/25/14	**8/25/11**	1/25/10	1/25/08
Principal Lockout (months)	276	49	38	**44**	55	27
Principal Window (months)	69	109	67	**31**	1	5
Illustrative Yield @ Par (30/360)	3.70%	3.70%	3.70%	**3.70%**	3.70%	3.70%

Class M-2 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.82	9.61	6.43	**5.20**	5.76	2.53
Modified Duration (years)	16.76	7.71	5.49	**4.60**	5.10	2.38
First Principal Payment	6/25/28	7/25/09	8/25/08	**2/25/09**	3/25/10	9/25/07
Last Principal Payment	1/25/35	1/25/28	5/25/21	**2/25/17**	3/25/14	1/25/08
Principal Lockout (months)	276	49	38	**44**	57	27
Principal Window (months)	80	223	154	**97**	49	5
Illustrative Yield @ Par (30/360)	3.70%	3.72%	3.72%	**3.72%**	3.74%	3.70%

Prepayment Sensitivity

Class M-3 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.72	8.77	5.80	**4.62**	4.65	2.82
Modified Duration (years)	16.69	7.24	5.07	**4.16**	4.20	2.63
First Principal Payment	6/25/28	7/25/09	7/25/08	**1/25/09**	10/25/09	1/25/08
Last Principal Payment	2/25/34	7/25/18	2/25/14	**8/25/11**	1/25/10	4/25/08
Principal Lockout (months)	276	49	37	**43**	52	31
Principal Window (months)	69	109	68	**32**	4	4
Illustrative Yield @ Par (30/360)	3.72%	3.72%	3.72%	**3.72%**	3.72%	3.72%

Class M-3 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.82	9.59	6.40	**5.07**	5.02	2.82
Modified Duration (years)	16.72	7.69	5.47	**4.49**	4.50	2.63
First Principal Payment	6/25/28	7/25/09	7/25/08	**1/25/09**	10/25/09	1/25/08
Last Principal Payment	1/25/35	3/25/27	9/25/20	**7/25/16**	10/25/13	4/25/08
Principal Lockout (months)	276	49	37	**43**	52	31
Principal Window (months)	80	213	147	**91**	49	4
Illustrative Yield @ Par (30/360)	3.72%	3.74%	3.74%	**3.74%**	3.74%	3.72%

Class M-4 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.72	8.77	5.80	**4.53**	4.28	3.27
Modified Duration (years)	16.34	7.17	5.04	**4.06**	3.87	3.02
First Principal Payment	6/25/28	7/25/09	7/25/08	**10/25/08**	3/25/09	4/25/08
Last Principal Payment	2/25/34	7/25/18	2/25/14	**8/25/11**	1/25/10	9/25/08
Principal Lockout (months)	276	49	37	**40**	45	34
Principal Window (months)	69	109	68	**35**	11	6
Illustrative Yield @ Par (30/360)	3.91%	3.91%	3.91%	**3.91%**	3.91%	3.91%

Class M-4 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.82	9.55	6.37	**4.95**	4.60	5.34
Modified Duration (years)	16.37	7.60	5.41	**4.37**	4.13	4.69
First Principal Payment	6/25/28	7/25/09	7/25/08	**10/25/08**	3/25/09	4/25/08
Last Principal Payment	12/25/34	8/25/26	3/25/20	**2/25/16**	7/25/13	8/25/13
Principal Lockout (months)	276	49	37	**40**	45	34
Principal Window (months)	79	206	141	**89**	53	65
Illustrative Yield @ Par (30/360)	3.91%	3.93%	3.93%	**3.93%**	3.93%	4.03%

Prepayment Sensitivity

Class M-5 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.72	8.77	5.79	**4.47**	4.03	3.39
Modified Duration (years)	16.20	7.15	5.02	**4.00**	3.66	3.12
First Principal Payment	6/25/28	7/25/09	6/25/08	**9/25/08**	1/25/09	9/25/08
Last Principal Payment	2/25/34	7/25/18	2/25/14	**8/25/11**	1/25/10	9/25/08
Principal Lockout (months)	276	49	36	**39**	43	39
Principal Window (months)	69	109	69	**36**	13	1
Illustrative Yield @ Par (30/360)	3.98%	3.98%	3.98%	**3.98%**	3.98%	3.98%

Class M-5 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.81	9.50	6.32	**4.86**	4.33	5.00
Modified Duration (years)	16.23	7.54	5.36	**4.29**	3.89	4.45
First Principal Payment	6/25/28	7/25/09	6/25/08	**9/25/08**	1/25/09	12/25/09
Last Principal Payment	11/25/34	4/25/25	1/25/19	**4/25/15**	11/25/12	12/25/10
Principal Lockout (months)	276	49	36	**39**	43	54
Principal Window (months)	78	190	128	**80**	47	13
Illustrative Yield @ Par (30/360)	3.98%	4.00%	4.00%	**4.01%**	4.01%	4.10%

Class M-6 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.72	8.77	5.79	**4.44**	3.92	3.39
Modified Duration (years)	15.13	6.94	4.91	**3.91**	3.51	3.08
First Principal Payment	6/25/28	7/25/09	6/25/08	**8/25/08**	11/25/08	9/25/08
Last Principal Payment	2/25/34	7/25/18	2/25/14	**8/25/11**	1/25/10	9/25/08
Principal Lockout (months)	276	49	36	**38**	41	39
Principal Window (months)	69	109	69	**37**	15	1
Illustrative Yield @ Par (30/360)	4.60%	4.60%	4.60%	**4.60%**	4.60%	4.60%

Class M-6 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.81	9.44	6.27	**4.80**	4.19	4.44
Modified Duration (years)	15.15	7.28	5.21	**4.16**	3.72	3.93
First Principal Payment	6/25/28	7/25/09	6/25/08	**8/25/08**	11/25/08	6/25/09
Last Principal Payment	11/25/34	6/25/24	5/25/18	**10/25/14**	6/25/12	9/25/10
Principal Lockout (months)	276	49	36	**38**	41	48
Principal Window (months)	78	180	120	**75**	44	16
Illustrative Yield @ Par (30/360)	4.60%	4.63%	4.64%	**4.64%**	4.64%	4.75%

Prepayment Sensitivity

Class M-7 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150
Average Life (years)	26.72	8.77	5.79	**4.41**	3.84	3.
Modified Duration (years)	14.96	6.90	4.89	**3.88**	3.44	3.
First Principal Payment	6/25/28	7/25/09	6/25/08	**8/25/08**	10/25/08	9/25/
Last Principal Payment	2/25/34	7/25/18	2/25/14	**8/25/11**	1/25/10	9/25/
Principal Lockout (months)	276	49	36	**38**	40	
Principal Window (months)	69	109	69	**37**	16	
Illustrative Yield @ Par (30/360)	4.70%	4.70%	4.70%	**4.70%**	4.71%	4.71

Class M-7 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150
Average Life (years)	26.80	9.36	6.21	**4.73**	4.08	4.
Modified Duration (years)	14.98	7.20	5.16	**4.10**	3.62	3.
First Principal Payment	6/25/28	7/25/09	6/25/08	**8/25/08**	10/25/08	2/25/
Last Principal Payment	10/25/34	6/25/23	8/25/17	**4/25/14**	1/25/12	5/25/
Principal Lockout (months)	276	49	36	**38**	40	
Principal Window (months)	77	168	111	**69**	40	
Illustrative Yield @ Par (30/360)	4.70%	4.73%	4.74%	**4.74%**	4.74%	4.8

Mortgage Loans

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balance:	$730,931,601.49
Number of Mortgage Loans:	2,559
Average Scheduled Principal Balance:	$285,631.73
Weighted Average Gross Coupon:	6.532%
Weighted Average Original Credit Score:	653
Weighted Average Original LTV Ratio:	82.02%
Weighted Average Stated Remaining Term (months):	357
Weighted Average Original Term (months):	360
Weighted Average Roll Term (months):	23
Weighted Average Gross Margin:	5.614%
Weighted Average Initial Rate Cap:	1.500%
Weighted Average Periodic Rate Cap:	1.500%
Weighted Average Gross Maximum Lifetime Rate:	13.532%
Weighted Average Gross Minimum Lifetime Rate:	6.532%
Interest Only Loans:	100.00%

Distribution by Product Type

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
2Y/6M Arms–Interest Only	2,174	627,382,261.85	85.83	288,584.30	6.542	82.21	652
3Y/6M Arms –Interest Only	385	103,549,339.64	14.17	268,959.32	6.472	80.85	655
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Current Gross Mortgage Rate

Mortgage Rate (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
4.500 - 4.999	21	6,616,449.49	0.91	315,069.02	4.984	72.80	652
5.000 - 5.499	128	39,335,145.54	5.38	307,305.82	5.307	77.34	662
5.500 - 5.999	556	167,405,656.07	22.90	301,089.31	5.797	79.27	661
6.000 - 6.499	550	161,054,201.79	22.03	292,825.82	6.236	81.44	653
6.500 - 6.999	645	179,470,602.90	24.55	278,249.00	6.734	82.69	650
7.000 - 7.499	319	83,259,242.68	11.39	261,000.76	7.217	84.59	641
7.500 - 7.999	209	59,486,230.28	8.14	284,623.11	7.711	86.08	652
8.000 - 8.499	88	23,075,051.18	3.16	262,216.49	8.256	87.84	645
8.500 - 8.999	30	9,204,581.56	1.26	306,819.39	8.719	88.91	642
9.000 - 9.499	8	1,272,380.28	0.17	159,047.54	9.195	93.61	631
9.500 - 9.999	5	752,059.72	0.10	150,411.94	9.618	92.07	639
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Current Unpaid Principal Balance

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
25,000.01 - 50,000.00	1	50,000.00	0.01	50,000.00	6.750	32.70	629
50,000.01 - 75,000.00	10	657,110.02	0.09	65,711.00	7.358	81.96	641
75,000.01 - 100,000.00	78	6,933,888.60	0.95	88,896.01	6.892	81.06	640
100,000.01 - 125,000.00	159	18,106,649.45	2.48	113,878.30	6.763	80.61	635
125,000.01 - 150,000.00	190	26,150,556.72	3.58	137,634.51	6.722	81.12	644
150,000.01 - 175,000.00	157	25,498,061.68	3.49	162,408.04	6.687	80.85	645
175,000.01 - 200,000.00	194	36,403,403.64	4.98	187,646.41	6.590	80.94	649
200,000.01 - 225,000.00	206	43,917,969.76	6.01	213,194.03	6.603	80.21	648
225,000.01 - 250,000.00	163	38,831,108.89	5.31	238,227.66	6.454	81.08	651
250,000.01 - 275,000.00	173	45,445,862.24	6.22	262,692.85	6.523	81.48	653
275,000.01 - 300,000.00	176	50,749,704.98	6.94	288,350.60	6.462	81.31	658
300,000.01 - 333,700.00	225	71,441,051.15	9.77	317,515.78	6.450	82.32	650
333,700.01 - 350,000.00	86	29,435,847.03	4.03	342,277.29	6.441	82.20	654
350,000.01 - 500,000.00	579	240,836,391.61	32.95	415,952.32	6.505	83.06	655
500,000.01 - 1,000,000.00	162	96,473,995.72	13.20	595,518.49	6.539	82.28	659
Total:	2,559	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Original Principal Balance

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
25,000.01 - 50,000.00	1	50,000.00	0.01	50,000.00	6.750	32.70	629
50,000.01 - 75,000.00	10	657,110.00	0.09	65,711.00	7.358	81.96	641
75,000.01 - 100,000.00	78	6,934,135.00	0.95	88,899.17	6.892	81.06	640
100,000.01 - 125,000.00	159	18,108,554.00	2.48	113,890.28	6.763	80.61	635
125,000.01 - 150,000.00	190	26,152,603.00	3.58	137,645.28	6.722	81.12	644
150,000.01 - 175,000.00	157	25,499,243.50	3.49	162,415.56	6.687	80.85	645
175,000.01 - 200,000.00	194	36,407,094.00	4.98	187,665.43	6.590	80.94	649
200,000.01 - 225,000.00	206	43,920,375.60	6.01	213,205.71	6.603	80.21	648
225,000.01 - 250,000.00	163	38,832,161.00	5.31	238,234.12	6.454	81.08	651
250,000.01 - 275,000.00	173	45,447,630.80	6.22	262,703.07	6.523	81.48	653
275,000.01 - 300,000.00	176	50,750,798.00	6.94	288,356.81	6.462	81.31	658
300,000.01 - 333,700.00	225	71,442,959.00	9.77	317,524.26	6.450	82.32	650
333,700.01 - 350,000.00	85	29,086,167.00	3.98	342,190.20	6.425	82.16	654
350,000.01 - 500,000.00	580	241,201,004.94	33.00	415,863.80	6.507	83.07	655
500,000.01 - 1,000,000.00	162	96,475,998.00	13.20	595,530.85	6.539	82.28	659
Total:	**2,559**	**730,965,833.84**	**100.00**	**285,645.11**	**6.532**	**82.02**	**653**

Distribution by Remaining Term to Maturity

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
301-360	2,559	730,931,601.49	100.00	285,631.73	6.532	82.02	653
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Original Term to Maturity

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
360	2,559	730,931,601.49	100.00	285,631.73	6.532	82.02	653
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Original LTV

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
25.01 - 30.00	1	390,000.00	0.05	390,000.00	5.650	28.89	687
30.01 - 35.00	2	140,000.00	0.02	70,000.00	6.686	33.11	660
35.01 - 40.00	8	1,526,860.22	0.21	190,857.53	6.469	38.85	624
40.01 - 45.00	2	222,320.44	0.03	111,160.22	6.895	42.08	600
45.01 - 50.00	9	1,507,388.87	0.21	167,487.65	6.306	48.62	645
50.01 - 55.00	15	3,437,208.98	0.47	229,147.27	6.386	52.75	645
55.01 - 60.00	27	7,454,619.01	1.02	276,097.00	5.935	57.71	635
60.01 - 65.00	43	11,948,553.37	1.63	277,873.33	6.184	63.39	638
65.01 - 70.00	74	20,268,757.58	2.77	273,902.13	6.120	68.37	648
70.01 - 75.00	138	44,764,400.22	6.12	324,379.71	6.237	73.68	639
75.01 - 80.00	1,312	353,533,394.80	48.37	269,461.43	6.347	79.80	659
80.01 - 85.00	250	80,588,612.38	11.03	322,354.45	6.497	84.31	645
85.01 - 90.00	441	137,065,952.99	18.75	310,807.15	6.891	89.58	648
90.01 - 95.00	237	68,083,532.63	9.31	287,272.29	7.275	94.79	652
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by State

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
California	1,366	462,414,791.87	63.26	338,517.42	6.367	81.35	655
Florida	156	33,026,307.20	4.52	211,707.10	6.975	83.32	650
Nevada	103	24,564,593.49	3.36	238,491.20	6.706	82.65	655
Arizona	116	21,626,328.52	2.96	186,433.87	6.618	83.80	642
New York	57	18,823,320.19	2.58	330,233.69	6.834	82.76	652
Colorado	81	16,423,025.48	2.25	202,753.40	6.319	83.27	646
Washington	77	16,245,184.03	2.22	210,976.42	6.565	82.07	654
Maryland	53	15,294,789.29	2.09	288,580.93	6.877	84.21	642
New Jersey	54	14,861,459.99	2.03	275,212.22	6.939	83.96	641
Massachusetts	47	13,982,436.64	1.91	297,498.65	6.810	83.58	657
Illinois	56	12,971,487.99	1.77	231,633.71	6.981	83.42	645
Hawaii	34	11,240,877.34	1.54	330,614.04	6.574	82.47	676
Georgia	51	9,661,596.28	1.32	189,443.06	7.096	83.95	642
Virginia	27	8,765,506.56	1.20	324,648.39	7.337	82.45	649
Other	281	51,029,896.62	6.98	181,601.06	6.898	82.93	642
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Occupancy Type

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
Owner Occupied	2,526	721,785,377.16	98.75	285,742.43	6.518	81.96	652
Second Home	30	8,198,019.96	1.12	273,267.33	7.654	86.40	672
Investor	3	948,204.37	0.13	316,068.12	7.528	91.33	689
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Property Type

Property Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
One Family	1,835	530,223,304.41	72.54	288,950.03	6.509	81.86	652
PUD Detached	353	104,512,846.14	14.30	296,070.39	6.553	82.44	655
Condo	211	49,998,182.10	6.84	236,958.21	6.505	82.02	654
2-4 Unit	83	28,328,377.98	3.88	341,305.76	6.748	81.74	661
PUD Attached	77	17,868,890.86	2.44	232,063.52	6.820	84.59	653
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
Cash Out Refinance	1,115	338,141,056.75	46.26	303,265.52	6.541	81.73	644
Purchase	1,162	324,738,427.93	44.43	279,465.08	6.552	82.37	664
Rate/Term Refinance	282	68,052,116.81	9.31	241,319.56	6.395	81.80	645
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Documentation Type

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
Stated doc	951	303,325,504.38	41.50	318,954.26	6.895	81.93	664
Full doc – 2yr W2/Tax	977	245,684,100.47	33.61	251,467.86	6.293	81.98	643
Full doc – 1yr W2	448	123,442,536.65	16.89	275,541.38	6.171	82.04	648
Limited doc – 12 mo bk stmt	171	54,634,540.02	7.47	319,500.23	6.431	82.48	642
Full doc – 24 mo bk stmt	12	3,844,919.97	0.53	320,410.00	6.207	84.30	654
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Credit Score

Credit Score	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
500 - 525	1	139,709.72	0.02	139,709.72	5.800	80.00	520
551 - 575	4	1,898,809.25	0.26	474,702.31	6.864	77.94	573
576 - 600	201	48,595,338.72	6.65	241,767.85	6.828	81.59	591
601 - 625	592	160,764,214.60	21.99	271,561.17	6.595	81.38	613
626 - 650	681	191,065,870.91	26.14	280,566.62	6.570	82.65	639
651 - 675	471	140,569,568.49	19.23	298,449.19	6.520	82.12	662
676 - 700	283	87,281,827.46	11.94	308,416.35	6.387	81.61	687
701 - 725	166	50,315,632.48	6.88	303,106.22	6.311	82.58	711
726 - 750	90	28,539,990.50	3.90	317,111.01	6.453	82.49	737
751 - 775	49	16,377,101.69	2.24	334,226.57	6.285	81.52	762
776 - 800	19	4,643,587.67	0.64	244,399.35	6.485	80.61	783
801 - 825	2	739,950.00	0.10	369,975.00	6.013	86.57	803
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Original Prepayment Penalty Term

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
No Penalty	534	154,755,084.21	21.17	289,803.53	7.166	82.99	655
12	54	16,994,000.51	2.32	314,703.71	6.829	82.76	653
24	1,729	494,272,275.05	67.62	285,871.76	6.361	81.95	651
36	242	64,910,241.72	8.88	268,224.14	6.244	80.04	655
Total:	2,559	730,931,601.49	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Lien Type

Lien Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
First Lien	2,559	730,931,601.49	100.00	285,631.73	6.532	82.02	653
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Gross Margin

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
1.000 - 1.499	13	3,093,594.05	0.42	237,968.77	6.617	83.14	663
2.000 - 2.499	2	765,750.00	0.10	382,875.00	7.545	92.33	651
2.500 - 2.999	2	607,999.92	0.08	303,999.96	6.009	68.64	639
3.000 - 3.499	1	50,000.00	0.01	50,000.00	6.750	32.70	629
3.500 - 3.999	1	531,250.00	0.07	531,250.00	5.980	85.00	761
4.000 - 4.499	2	280,465.42	0.04	140,232.71	6.800	84.01	611
4.500 - 4.999	5	1,394,750.00	0.19	278,950.00	6.199	82.74	651
5.000 - 5.499	193	47,154,504.99	6.45	244,323.86	6.301	81.73	648
5.500 - 5.999	2,237	644,042,006.04	88.11	287,904.34	6.535	82.19	653
6.000 - 6.499	85	28,129,267.53	3.85	330,932.56	6.748	78.68	642
6.500 - 6.999	13	3,675,236.00	0.50	282,710.46	6.986	81.79	661
7.000 - 7.499	4	976,500.00	0.13	244,125.00	7.233	77.49	630
8.000 - 8.499	1	230,277.54	0.03	230,277.54	7.400	85.00	605
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Minimum Mortgage Rate

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
4.500 - 4.999	21	6,616,449.49	0.91	315,069.02	4.984	72.80	652
5.000 - 5.499	128	39,335,145.54	5.38	307,305.82	5.307	77.34	662
5.500 - 5.999	556	167,405,656.07	22.90	301,089.31	5.797	79.27	661
6.000 - 6.499	550	161,054,201.79	22.03	292,825.82	6.236	81.44	653
6.500 - 6.999	645	179,470,602.90	24.55	278,249.00	6.734	82.69	650
7.000 - 7.499	319	83,259,242.68	11.39	261,000.76	7.217	84.59	641
7.500 - 7.999	209	59,486,230.28	8.14	284,623.11	7.711	86.08	652
8.000 - 8.499	88	23,075,051.18	3.16	262,216.49	8.256	87.84	645
8.500 - 8.999	30	9,204,581.56	1.26	306,819.39	8.719	88.91	642
9.000 - 9.499	8	1,272,380.28	0.17	159,047.54	9.195	93.61	631
9.500 - 9.999	5	752,059.72	0.10	150,411.94	9.618	92.07	639
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Maximum Mortgage Rate

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
11.500 - 11.999	21	6,616,449.49	0.91	315,069.02	4.984	72.80	652
12.000 - 12.499	128	39,335,145.54	5.38	307,305.82	5.307	77.34	662
12.500 - 12.999	556	167,405,656.07	22.90	301,089.31	5.797	79.27	661
13.000 - 13.499	550	161,054,201.79	22.03	292,825.82	6.236	81.44	653
13.500 - 13.999	645	179,470,602.90	24.55	278,249.00	6.734	82.69	650
14.000 - 14.499	319	83,259,242.68	11.39	261,000.76	7.217	84.59	641
14.500 - 14.999	209	59,486,230.28	8.14	284,623.11	7.711	86.08	652
15.000 - 15.499	88	23,075,051.18	3.16	262,216.49	8.256	87.84	645
15.500 - 15.999	30	9,204,581.56	1.26	306,819.39	8.719	88.91	642
16.000 - 16.499	8	1,272,380.28	0.17	159,047.54	9.195	93.61	631
16.500 - 16.999	5	752,059.72	0.10	150,411.94	9.618	92.07	639
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Initial Periodic Cap

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
1.500	2,559	730,931,601.49	100.00	285,631.73	6.532	82.02	653
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Subsequent Periodic Cap

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
1.500	2,559	730,931,601.49	100.00	285,631.73	6.532	82.02	653
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Distribution by Next Rate Adjustment Date

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date ($)	% of Aggregate Principal Balance as of Cut-off Date	Average Balance ($)	WA Coupon (%)	WA LTV (%)	WA FICO
May 2006	1	102,400.00	0.01	102,400.00	6.000	80.00	644
June 2006	1	332,000.00	0.05	332,000.00	5.700	80.00	722
September 2006	3	657,824.21	0.09	219,274.74	6.859	79.99	664
October 2006	3	588,174.97	0.08	196,058.32	7.431	79.99	621
November 2006	18	5,842,273.71	0.80	324,570.76	6.748	87.71	685
December 2006	73	20,602,258.18	2.82	282,222.71	6.434	83.56	645
January 2007	662	191,067,666.95	26.14	288,621.85	6.379	82.15	652
February 2007	592	158,715,602.89	21.71	268,100.68	6.721	81.93	649
March 2007	650	194,828,262.50	26.65	299,735.79	6.555	82.20	655
April 2007	171	54,645,798.44	7.48	319,566.07	6.555	82.23	653
May 2007	1	190,000.00	0.03	190,000.00	7.850	95.00	694
December 2007	5	1,194,196.62	0.16	238,839.32	6.277	76.90	637
January 2008	68	18,414,167.98	2.52	270,796.59	6.313	82.82	658
February 2008	92	23,901,985.01	3.27	259,804.18	6.579	79.69	656
March 2008	187	51,813,970.03	7.09	277,080.05	6.464	80.33	656
April 2008	32	8,035,020.00	1.10	251,094.38	6.573	83.38	645
Total:	**2,559**	**730,931,601.49**	**100.00**	**285,631.73**	**6.532**	**82.02**	**653**

Contact Information

Bear Stearns Contacts		
Name:	**Telephone:**	**E-Mail:**
Kyriacos Kyriacou Managing Director	(212) 272-2507	kkyriacou@bear.com
Josephine Musso Associate Director	(212) 272-6033	jmusso@bear.com
Christina Su Vice President	(212) 272-2274	csu@bear.com

Bear Stearns Trading Contacts		
Name:	**Telephone:**	**E-Mail:**
Jeffrey Verschleiser Senior Managing Director	(212) 272-5451	jverschleiser@bear.com
Scott Eichel Senior Managing Director	(212) 272-5451	seichel@bear.com
Carol Fuller Senior Managing Director	(212) 272-4955	cfuller@bear.com
Angela Ward Vice President	(212) 272-4955	award@bear.com

Rating Agency Contacts		
Name:	**Telephone:**	**E-Mail:**
Wioletta Frankowicz **Moody's**	(212) 553-1019	Wioletta.frankowicz@moodys.com
Frank Bruzese **S&P**	(212) 438-1809	Frank_Bruzese@standardandpoors.com
Ben Katzburg **Fitch**	(212) 908-0261	Benny.Katzburg@fitchratings.com